# SEC Schedule 13D/A (Amendment No. 34) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Afya Ltd, CIK 0001771007
CUSIP: G01125106
Title of class of securities: Class A Common Shares, par value $0.00005 per share
Address of issuer's principal executive offices: ALAMEDA OSCAR NIEMEYER NO. 119 15TH FL, VILA DA SERRA NOVA LIMA, MINAS GERAIS, VILA DA SERRA, NOVA LIMA, Brazil (D5), 34006-056
Date of event which requires filing of this statement: 04/04/2025
Amends the filing with accession number 0000950103-25-002962
Filed by CIK 0001087051
Persons authorized to receive notices and communications: Denise Abel, Bertelsmann SE & Co. KGaA, Carl-Bertelsmann-Strasse 270, Gutersloh, Germany (2M), 33311, 49-0-5241-80-2551; Michael Davis, Esq., Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York (NY), 10017, 212-450-4184

## Reporting persons
- Bertelsmann SE & Co. KGaA (CIK 0001087051): type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 61,076,080; sole dispositive power 61,076,080; shared dispositive power 0; aggregate amount beneficially owned 61,076,080 (72.27% of the class)
  Comment: With reference to Row 11: Aggregate amount beneficially owned by Bertelsmann SE & Co. KGaA (Bertelsmann) and Erste WV Gutersloh GmbH, a wholly-owned direct subsidiary of Bertelsmann (Erste, and collectively with Bertelsmann, the Reporting Person) consists of 34,074,134 Class B common shares and 27,001,946 Class A common shares held of record by the Reporting Person. Each Class B common share held of record by the Reporting Person is convertible into one Class A common share at the option of its holder at any time.
  
  With reference to Row 13: Represents the quotient obtained by dividing (a) the number of Class B common shares and Class A common shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 50,437,186 Class A common shares outstanding as of March 31, 2026 as reported by the Issuer in its Current Report on Form 6-K, filed with the Securities and Exchange Commission (the Commission) on May 7, 2026 (as reduced by the number of treasury shares reported therein), and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses (a) and (b) of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person. As of March 31, 2026, the number of Class A common shares outstanding was 50,437,186 and the percentage beneficially owned was 53.54%.
  
  With reference to Row 13: Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.
- Erste WV Gutersloh GmbH: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 61,076,080; sole dispositive power 61,076,080; shared dispositive power 0; aggregate amount beneficially owned 61,076,080 (72.27% of the class)
  Comment: With reference to Row 11: Aggregate amount beneficially owned by Bertelsmann SE & Co. KGaA (Bertelsmann) and Erste WV Gutersloh GmbH, a wholly-owned direct subsidiary of Bertelsmann (Erste, and collectively with Bertelsmann, the Reporting Person) consists of 34,074,134 Class B common shares and 27,001,946 Class A common shares held of record by the Reporting Person. Each Class B common share held of record by the Reporting Person is convertible into one Class A common share at the option of its holder at any time.
  
  With reference to Row 13: Represents the quotient obtained by dividing (a) the number of Class B common shares and Class A common shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 50,437,186 Class A common shares outstanding as of March 31, 2026 as reported by the Issuer in its Current Report on Form 6-K, filed with the Securities and Exchange Commission (the Commission) on May 7, 2026 (as reduced by the number of treasury shares reported therein), and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses (a) and (b) of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person. As of March 31, 2026, the number of Class A common shares outstanding was 50,437,186 and the percentage beneficially owned was 53.54%.
  
  With reference to Row 13: Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Shares, par value $0.00005 per share
Name of issuer: Afya Ltd
Address of issuer's principal executive offices: ALAMEDA OSCAR NIEMEYER NO. 119 15TH FL, VILA DA SERRA NOVA LIMA, MINAS GERAIS, VILA DA SERRA, NOVA LIMA, Brazil (D5), 34006-056
Comment: This Amendment No. 34 (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Person on August 10, 2021 (the "Original Schedule 13D", as further amended on March 4, 2022, "Amendment No. 1", as further amended on April 18, 2022, "Amendment No. 2", as further amended on April 25, 2022, "Amendment No. 3," as further amended on May 4, 2022, "Amendment No. 4," as further amended on May 23, 2022, "Amendment No. 5," as further amended on May 27, 2022, "Amendment No. 6," as further amended on August 1, 2022, "Amendment No. 7," as further amended on August 31, 2022, "Amendment No. 8," as further amended on September 23, 2022, "Amendment No. 9," as further amended on October 24, 2022, "Amendment No. 10," as further amended on November 9, 2022, "Amendment No. 11," as further amended on November 29, 2022, "Amendment No. 12," as further amended on December 16, 2022, "Amendment No. 13," as further amended on December 21, 2022, "Amendment No. 14," as further amended on January 12, 2023, "Amendment No. 15," as further amended on February 23, 2023, "Amendment No. 16," as further amended on March 29, 2023, "Amendment No. 17," as further amended on May 1, 2023, "Amendment No. 18," as further amended on June 20, 2023, "Amendment No. 19," as further amended on July 25, 2023, "Amendment No. 20," as further amended on September 7, 2023, "Amendment No. 21," as further amended on October 31, 2023, "Amendment No. 22," as further amended on December 12, 2023, "Amendment No. 23," as further amended on February 12, 2024, "Amendment No. 24," as further amended on March 19, 2024, "Amendment No. 25," as further amended on May 7, 2024, "Amendment No. 26," as further amended on May 22, 2024, "Amendment No. 27," as further amended on June 27, 2024, "Amendment No. 28," as further amended on July 23, 2024, "Amendment No. 29," as further amended on September 18, 2024, "Amendment No. 30," as further amended on October 31, 2024, "Amendment No. 31," as further amended on December 20, 2024, "Amendment No. 32," as further amended on March 4, 2025, "Amendment No. 33," and, as amended and supplemented by this Amendment, the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, Amendment No. 25, Amendment No. 26, Amendment No. 27, Amendment No. 28, Amendment No. 29, Amendment No. 30, Amendment No. 31, Amendment No. 32 or Amendment No. 33. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D. This Schedule 13D relates to the Class A common shares, par value $0.00005, of Afya Limited, an exempted liability company incorporated under the laws of the Cayman Islands (the "Issuer"), having its registered offices at Alameda Oscar Niemeyer, No. 119, Salas 502, 504, 1,501 and 1,503, Vila da Serra, Nova Lima, Minas Gerais Brazil.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
This Amendment No. 34 amends and supplements Item 3 of the Original Schedule 13D (as amended by Amendment No. 3, Amendment No. 5, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 25, Amendment No. 26, Amendment No. 28, Amendment No. 29, Amendment No. 30, Amendment No. 31, Amendment No. 32 and Amendment No. 33) as follows:

The Reporting Person purchased an additional 425,367 Class A common shares pursuant to the Trading Plan for a purchase price of $7,358,766.71, or an average of $17.30 per Class A common share. Such price was funded by the Reporting Person through internally generated funds.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment No. 34 amends and supplements Item 5 of the Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, Amendment No. 25, Amendment No. 26, Amendment No. 28, Amendment No. 29, Amendment No. 30, Amendment No. 31, Amendment No. 32 and Amendment No. 33) as follows:

The information relating to the beneficial ownership of Class A common shares by the Reporting Person as set forth in rows 7 through 13 of the cover pages hereto is incorporated by reference. The Reporting Person is the beneficial owner of 27,001,946 Class A common shares, which represents 53.54% of the Class A common shares outstanding based on 50,437,186 Class A common shares outstanding as of March 31, 2026 as reported by the Issuer in its Current Report on Form 6-K, filed with the Commission on May 7, 2026 (as reduced by the number of treasury shares reported therein). Except as set forth in this Item 5(a), the Reporting Person does not own beneficially any Class A common shares. The Reporting Person will provide upon request of the SEC staff the full information regarding the number of shares purchased or sold at each separate price.
Number of shares as to which each person has sole or shared power to vote or dispose:
This Amendment No. 34 amends and supplements Item 5 of the Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, Amendment No. 25, Amendment No. 26, Amendment No. 28, Amendment No. 29, Amendment No. 30, Amendment No. 31, Amendment No. 32 and Amendment No. 33) as follows:

The Reporting Person has shared power to vote and dispose of 27,001,946 Class A common shares.
Transactions in the class effected during the past sixty days:
This Amendment No. 34 amends and supplements Item 5 of the Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, Amendment No. 25, Amendment No. 26, Amendment No. 28, Amendment No. 29, Amendment No. 30, Amendment No. 31, Amendment No. 32 and Amendment No. 33) as follows:

The Reporting Person has purchased the following Class A common shares in open market transactions pursuant to the Trading Plan since the filing of the Schedule 13D/A on March 4, 2025:

Transaction Date Class A Common Shares Purchased Average Price Per Share
March 3, 2025 22,911 16.59
March 4, 2025 14,749 16.33
March 5, 2025 15,000 16.72
March 6, 2025 22,252 16.73
March 7, 2025 19,812 16.93
March 10, 2025 23,023 17.15
March 11, 2025 21,883 15.90
March 12, 2025 21,244 16.02
March 13, 2025 19,714 16.10
March 14, 2025 4,100 17.99
March 17, 2025 1,946 17.99
March 18, 2025 17,623 17.97
March 19, 2025 23,621 17.98
March 20, 2025 21,514 17.94
March 21, 2025 21,260 17.98
March 24, 2025 19,663 17.98
March 25, 2025 10,934 18.00
March 26, 2025 23,287 17.96
March 27, 2025 23,287 17.95
March 28, 2025 23,287 17.75
March 31, 2025 20,596 17.65
April 1, 2025 7,421 17.98
April 2, 2025 1,300 17.97
April 3, 2025 13,969 17.99
April 4, 2025 10,971 17.18

## Signatures
- Bertelsmann SE & Co. KGaA: ppa /s/ Michael Kronenburg, Michael Kronenburg, Senior Vice President (06/16/2026)
- Bertelsmann SE & Co. KGaA: ppa /s/ Denise Abel, Denise Abel, SVP Corporate Legal (06/16/2026)
- Erste WV Gutersloh GmbH: /s/ Richard Stefanink, Richard Stefanink, Director (06/16/2026)
- Erste WV Gutersloh GmbH: /s/ Denise Abel, Denise Abel, Director (06/16/2026)